K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

December 9, 2015

VIA EDGAR
Mr. Ed Bartz, Esq.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Eagle Series Trust (“Registrant”): Eagle Tactical Allocation Fund, Eagle Conservative Global Tactical Allocation Fund, Eagle Moderate Global Tactical Allocation Fund and Eagle Aggressive Global Tactical Allocation Fund (File Nos. 033-57986; 811-07470)

Dear Mr. Bartz:
On behalf of the Registrant, the following are the Registrant’s responses to the additional comments that we received from you by telephone on December 1, 2015, regarding the Registrant’s responses to comments that you provided on November 2 and 9, 2015 with respect to Post-Effective Amendment No. 79 (“PEA No. 79”) to the Registrant’s Registration Statement on Form N-1A.  PEA No. 79 was filed with the Securities and Exchange Commission (“SEC”) on September 18, 2015 and the Registrant’s comment response letter was filed with the SEC on November 24, 2014 (“Response Letter”).  The purpose of PEA No. 79 was to register the Class A, C, I, R-3, R-5 and R-6 shares of each of the above referenced funds, which are new series of the Registrant. Your additional comments and the Registrant’s responses are below.  Defined terms used below have the same meanings as in PEA No. 79.
The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
1.
The Response Letter indicates that the Registrant intends to file a post-effective amendment pursuant to Rule 485(b) under the Securities Act of 1933 (“1933 Act”) to respond to SEC staff (“Staff”) comments only with respect to the Eagle Tactical Allocation Fund (“Fund”).  Please provide a representation that the Registrant will not file a post-effective amendment pursuant to Rule 485(b) with respect to the Eagle Conservative Global Tactical Allocation Fund, Eagle Moderate Global Tactical Allocation Fund and Eagle Aggressive Global Tactical Allocation Fund (“Additional Funds”) without, in advance of the filing, providing the Staff with a letter responding to Staff comments that were issued on November 2, and November 9, 2015 with respect to the Additional Funds.

The Registrant confirms that it will not file a post-effective amendment pursuant to Rule 485(b) with respect to the  Additional Funds without, in advance of the filing, filing a letter responding to Staff comments that were issued on November 2, and November 9, 2015 with respect to the  Additional Funds.

 As previously discussed with the Staff, the Registrant intends to formally withdraw PEA No. 79 with respect to the  Additional Funds and change the status of each such Fund on the EDGAR database from “Active” to “Inactive.”   If, at a later date, the Registrant determines to offer one or more of the Additional Funds to the public, the Registrant will file a post-effective amendment to its Registration Statement on Form N-1A pursuant to Rule 485(a) under the 1933 Act with respect to such Additional Fund(s).

2.
The cover page of the prospectus includes disclosure that states “Go Paperless with eDelivery. For more information see inside cover, or visit eagleasset.com/eDelivery.”  On the inside cover, similar disclosure states “Go Paperless with eDelivery.  Visit eagleasset.com/eDelivery to receive shareholder communications including prospectuses and fund reports with a service that is all about the environment” and continues with information regarding the ease of eDelivery.  Please move the above-referenced disclosure to a different location in the prospectus that is after the information required by Item 8 of Form N-1A.  Please also note that, although the instruction to Item 1(a) of Form N-1A permits the inclusion of “additional information” on the cover page of a prospectus, this instruction also indicates that the  information  should be “brief (e.g.,  one sentence).

The Registrant has  limited the eDelivery disclosure on the cover page of the prospectus  to one sentence.  The Registrant has moved the  remaining eDelivery disclosure on the cover page and inside cover of the prospectus to a different location in the prospectus after the summary section.

3.
The  Response Letter indicates that the Registrant has restated the fourth paragraph in the “Principal investment strategies” section of the “Summary” for the Fund in plain English so that it can be readily understood by a retail investor.  Please provide the revised disclosure to the Staff prior to filing a post-effective amendment pursuant to Rule 485(b) with respect to the Fund.

The Registrant  intends to revise the fourth paragraph in the “Principal investment strategies” section of the “Summary” for the Fund, as set forth below:

The subadviser employs a proprietary  process to  forecast broad trends in the U.S. and global economies, which informs the subadviser’s selection of underlying funds and the fund’s asset allocation. The subadviser uses statistical models to establish the impact such economic trends may have on the asset classes in which the underlying funds may invest.  The subadviser seeks to minimize downside risk. Accordingly, the subadviser seeks an allocation that will provide the highest possible returns consistent with a low level of downside risk.

4.
The  Response Letter indicates that the Registrant will revise the interpretation to the “Concentration Policy” in the “Investment Limitations - Fundamental Investment Policies for All Funds” section of the SAI to note that the Fund may invest in exchange-traded funds (“ETFs”) that may concentrate their assets in one or more industries, and that the Fund may consider the concentration of the ETFs in determining compliance with its “Concentration” policy.  It is the Staff’s position that a fund must look through to the underlying investments of the investment companies in which it invests in determining compliance with its “Concentration” policy.  Therefore, please revise the interpretation to state that the Fund  will consider the concentration of the ETFs in which it invests in determining compliance with its “Concentration” policy.

The Registrant is not aware of any SEC requirement to “look through” to the securities held by an ETF when monitoring the Fund’s compliance with the “Concentration” policy.  The Registrant will revise the interpretation to the “Concentration” policy to note that the Fund may invest in ETFs that may concentrate their assets in one or more industries, and that the Fund will consider the concentration of such ETFs in determining compliance with its “Concentration” policy.

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If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.
Sincerely,
/s/ Kathy Kresch Ingber
Kathy Kresch Ingber
cc:	Susan L. Walzer Daniel R. Dzibinski Eagle Asset Management, Inc.